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March 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Attorney Advisor

Erin Jaskot

Re:	Emerald Health Pharmaceuticals Inc.

Offering Statement on Form 1-A

Filed March 5, 2018

File No. 024-10810

Dear Ms. Paik:

On behalf of our client, Emerald Health Pharmaceuticals Inc. (the “Company”), this letter responds to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated March 12, 2018, with respect to Amendment No. 1 to the Offering Statement on Form 1-A filed on March 5, 2018 (“Offering Statement”). For convenience, the number of the response set forth below corresponds to the numbered comment in the Staff’s letter, and the text of the Staff’s comment appears in bold and italicized type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of Amendment No. 2 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 2”) marked against the Offering Statement, please so advise and we would be happy to provide them.

1.	We note your disclosure that the rescission of the Cole Memorandum injected risk into your business as it relates to the research, development, marketing and sale of your products containing CBD and CBG in response to our prior comment one. Please further expand your disclosure to clarify whether CBD and CBG are Schedule I controlled substances that are illegal under the Controlled Substances Act, and if so, whether and/or how this impacts your business plan.

Response:

The Company respectfully acknowledges this comment and has updated the risk factor beginning on page 8 of Amendment No. 2 to include a discussion of federal law relating to CBD and CBG, including that CBD and CBG are Schedule I controlled substances that are illegal under the Controlled Substances Act, and how this impacts the Company’s business plan.

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Page Two

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 314-7603 (telephone) or skalansky@mofo.com (electronic mail). Please also direct any further comments via electronic mail to me, Steven G. Rowles (srowles@mofo.com) and Dr. James M. DeMesa (jimdemesa@emeraldpharma.life).

Very truly yours,

/s/ Shai Kalansky
Shai Kalansky

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP

Dr. James M. DeMesa, Chief Executive Officer, Emerald Health Pharmaceuticals Inc.